[redacted]

SEC 06051323 COMMISSION
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| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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| SEC FILE NUMBER |
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| 8-66927 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

Check for updated form on internet… www.sec.gov/about/forms/formx-17a-5_3.pdf

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Buck Kwasha Securities LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Pennsylvania Plaza
(No. and Street)

New York (City) NY (State) 10119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl W. Lohwater (212) 330-1045
(Area Code — Telephone No.)

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**BDO Seidman, LLP**
(Name — if individual, state last, first, middle name)

**330 Madison Avenue** (Address) **New York** (City) **New York** (State) **10017-500** (Zip Co

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 9 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountan must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2*

**OATH OR AFFIRMATION** *[ALL FILL-IN INFORMATION IS TO REMAIN UNDERLINED!]*

I, Karl W. Lohwater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buck Kwasha Securities LLC, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Sworn to before me this 1st day of November, 2006

Karl W Lohwater

Signature

CHIEF FINANCIAL OFFICER

Title

Demetria Tacey Hatzis

Notary Public

DEMETRIA TACEY HATZIS
Notary Public, State of New York
No. 01HA4738721
Qualified in Nassau County
Commission Expires October 31, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Buck Kwasha Securities LLC

## Statement of Financial Condition

June 30, 2006

# Buck Kwasha Securities LLC

## Contents

BDO

**BDO Seidman, LLP**
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

# Independent Auditors' Report

To the Member
Buck Kwasha Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Buck Kwasha Securities LLC ("Company") as of June 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Buck Kwasha Securities LLC as of June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

October 31, 2006

# Buck Kwasha Securities LLC

## Statement of Financial Condition

*June 30, 2006*

| | |
|---|---|
| **Assets** | |
| Cash | $303,671 |
| Mutual fund fees receivable | 19,555 |
| | $323,226 |
| **Liabilities and Member's Equity** | |
| **Liabilities:** | |
| Taxes payable (Note 3) | $ 24,179 |
| Due to related party (Note 2) | 23,634 |
| Accrued expenses | 20,000 |
| **Total liabilities** | 67,813 |
| **Commitment (Note 1)** | |
| **Member's equity (Note 1)** | 255,413 |
| | $323,226 |

*See accompanying summary of business and significant accounting policies and notes to statement of financial condition.*

## Summary of Business and Significant Accounting Policies

**Organization**

Buck Kwasha Securities LLC ("Company") is a Delaware limited liability company formed on February 11, 2005 and engaged in the general business of distributing securities of open-end investment companies on a subscription order basis. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. Buck Consultants, LLC ("Parent"), a Delaware corporation, has a 100% interest in the Company.

Company revenue is largely dependent on the total value and composition of open-end investment company securities distributed by the Company, since the Company's revenues comprise primarily 12b-1 fees by investment companies. Accordingly, fluctuations in financial markets and in the composition of assets under management impact the Company's revenue and results of operations.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

**Cash and Cash Equivalents**

The Company maintains cash balances at one financial institution. At times, the amount on deposit at this institution exceeds the $100,000 maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

**Mutual Fund Fees**

Mutual fund fees are accrued monthly based on the average net assets of the investment companies.

**Allocated Expenses**

The Company receives some of its services from the Parent, which provides the use of its employees, facilities and utilities. The Company has amounts due to the Parent resulting from such transactions (Note 2).

**Income Taxes**

The Parent files consolidated Federal, state and city tax returns, which include the Company. Federal, state, and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit is either remitted to or received from the Parent. The amount of deferred taxes is recognized as of the date of the financial statements, utilizing enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of any change in the tax rate is recognized in income in the period that includes the enactment date of such change. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

**Use of Estimates**

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

1. **Regulatory Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 8 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of June 30, 2006, the Company had regulatory net capital of $255,413 and a regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was .29 to 1 at June 30, 2006.

2. **Related Party Transactions**

As of June 30, 2006, the Company had $23,634 due to the Parent resulting from expenses allocated from the Parent.

3. **Income Taxes**

Income tax expense is as follows:

| | |
|---|---|
| Federal | $10,743 |
| State and local | 13,436 |
| | $24,179 |

The provision for Federal income taxes represents the Company's share of Federal income taxes allocated under a tax-sharing agreement with other members of a consolidated group. The amount due from Parent represents the excess payments made by the Company on behalf of its affiliates less the Company's allocated share of current Federal and certain state and local income tax expenses. The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. Statutory Federal income tax rate to pre-tax income primarily due to state and local income taxes and the reallocation of certain expenses under this tax-sharing agreement.

BDO

**BDO Seidman, LLP**
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

# Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

To the Member
Buck Kwasha Securities LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental material of Buck Kwasha Securities LLC ("Company") for the period from October 1, 2005 (commencement of operations) to June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental material and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and its operations that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the Company for the period October 1, 2005 to June 30, 2006, and this report does not affect our audit opinion thereon dated October 31, 2006.

Balance sheet and income statement accounts are not reconciled in a timely manner. Management will begin to reconcile all accounts on a monthly basis.

BDO Seidman, LLP
Accountants and Consultants

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

The report is intended solely for the use of management, the SEC, the N.A.S.D. Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

BDO Seidman, LLP

New York, New York

October 31, 2006